Exhibit 99.1



142 WEST 57TH STREET NEW YORK, N.Y. 10019

FOR IMMEDIATE RELEASE

ANN TAYLOR ANNOUNCES MARCH SALES RESULTS AND RAISES FIRST QUARTER EARNINGS GUIDANCE
Repurchased 150,000 Shares of Common Stock in March

New York, New York, April 8, 2004 – AnnTaylor Stores Corporation (NYSE: ANN) announced today that total net sales for the five week period ended April 3, 2004 increased 23.6 percent to $170,874,000, from total net sales of $138,237,000 for the five week period ended April 5, 2003. By division, net sales were $81,044,000 for Ann Taylor and $75,340,000 for Ann Taylor Loft.

Comparable store sales for the period increased 12.0 percent compared to a comparable store sales decrease of 8.2 percent for the same five-week period last year. By division, comparable store sales for fiscal March 2004 were up 0.2 percent for Ann Taylor compared to a 9.2 percent decrease last year, and up 31.6 percent for Ann Taylor Loft compared to a 6.4 percent decrease last year.

Ann Taylor Chairman J. Patrick Spainhour said, "Overall, we continue to be pleased with our business. Full price selling was up from last year at both divisions, with a significant increase at Ann Taylor Loft, and helped drive improved gross margin results. Sales at Ann Taylor Loft exceeded all expectations, especially in the separates, tops, outerwear, fashion accessories and petites categories. Color, fashion and novelty, combined with exceptional value, continued to drive business. At Ann Taylor, the emphasis on upgrading fabrication, detail, style and color continued to register well with our client, resulting in higher margin and less promotional activity than last year."

Mr. Spainhour continued, "Due to the sales and gross margin gains experienced in March, we are once again raising first quarter earnings guidance to the range of $0.54 - $0.56, up from $0.47 - $0.49 per share on a diluted basis. Full year guidance is now in the range of $2.54 - $2.64 per share on a diluted basis. April comparable store sales are expected to be in the low single-digit positive range for Ann Taylor, and the high single-digit positive to low double-digit positive range for Ann Taylor Loft."

Total inventory levels at the end of March were down approximately 6 percent on a per square foot basis compared to last year. By division, inventory levels on a per square foot basis were down approximately 10 percent for Ann Taylor and up approximately 3 percent for Ann Taylor Loft.

From a national perspective, the south and west performed stronger than the east and northeast regions of the country.

For the fiscal year-to-date period ended April 3, 2004, the Company's net sales totaled $273,829,000, up 24.7 percent from $219,523,000 for the same period in fiscal 2003. By division, net sales for the fiscal year-to-date period were $135,462,000 for Ann Taylor and $115,943,000 for Ann Taylor Loft. Comparable store sales for the fiscal year-to-date period increased 13.2 percent compared to an 8.3 percent decrease for the same period last year. Comparable store sales by division for the fiscal year-to-date period were up 4.9 percent for Ann Taylor compared to an 8.8 percent decrease last year, and up 27.7 percent for Ann Taylor Loft compared to a 7.5 percent decrease last year.

During the month, the Company opened one new Ann Taylor store, three new Ann Taylor Loft stores, and one Ann Taylor Factory store. The total store count at month end was 656, comprised of 355 Ann Taylor stores, 271 Ann Taylor Loft stores and 30 Ann Taylor Factory stores. Total square footage at the end of fiscal March increased 10.2 percent over the same period last year.

The Company repurchased 150,000 shares of its common stock in March, utilizing $6,300,000 of the $75,000,000 authorized under the securities repurchase program approved by its Board of Directors on March 9, 2004.

Ann Taylor is one of the country's leading women's specialty retailers, operating 656 stores in 43 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com as of April 3, 2004.



FORWARD-LOOKING STATEMENTS
Certain statements in this press release are Forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store(s); a significant change in the regulatory environment applicable to the Company's business; risks associated with the possible inability of the Company, particularly through its sourcing and logistics functions, to operate within production and delivery constraints; the impact of quotas, and the elimination thereof; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe infectious diseases, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; the inability of the Company to hire, retain and train key personnel, and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:
Jim Smith
Chief Financial Officer
(212) 541-3547

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